H Hughes Hubbard & Reed LLP	One Battery Park Plaza New York, New York 1 ooo4-148 2 Telephone: 2 12 -837 -6ooo Fax: 212 -422 -47 26

August 12, 2009

By EDGAR

Securities and Exchange Commission
100 F St., N.E.
Washington DC 20549
Attention:  John Reynolds

Re:

Atlantica, Inc.
Form 10-K Filed May 1, 2009 by Atlantica, Inc.
File No. 0-24379

Ladies and Gentlemen:

On behalf of our client, Atlantica, Inc. (“Atlantica”), set forth below are responses to the comment letter dated July 29, 2009 from John Reynolds to Alan D. Gordon regarding the above-captioned Form 10-K filed by Atlantica (the “Form 10-K”) under the Securities Exchange Act of 1934, as amended.  The numbered paragraph and heading below corresponds to the heading and number in the comment letter.  For your reference, following each numbered paragraph, we have reproduced in italics the comment that corresponds thereto.

Form 10-K filed on May 1, 2009

Executive Compensation, page 31

1.

We note your statement that “we accrued management fees payable to Richland totaling S120,000 during the year ended December 31,2008…” We also note that Richland, Gordon & Company ("Richland") is beneficially owned by Alan D. Gordon, the company’s president and CEO. Finally, we note that your Summary Compensation Table indicates that Alan Gordon had zero salary and zero total compensation. Item 402 of Regulation S-K requires disclosure of all compensation awarded to, earned by, or paid to the named executive officers by any person for services rendered in all capacities to the registrant and includes transactions between the registrant and a third party where the purpose of the transaction is to furnish compensation to a named executive officer. Please revise your Summary Compensation Table to reflect the accrual of the $120,000 in management fees payable to Richland.

The Summary Compensation Table will be revised pursuant to Amendment No. 1 to the Form 10-K (“Amendment No. 1”) to  reflect the accrual of the $120,000 in management fees payable to Richland.  Amendment No. 1 will be filed with the Securities and Exchange Commission in a timely manner.

Signature Page

2.

Please include the signature of your controller or principal accounting officer as required by Form 10-K. See General Instruction D.(2) to Form 10-K. If your controller or principal accounting officer has signed the Form 10-K, but the signature page does not indicate that the person signing occupies that position, then please confirm that your controller or principal accounting officer has signed the form and that in future filings you will indicate each capacity in which the officers are signing the report. See General Instruction D.(2) to the Form 10-K.

The principal accounting officer of Atlantica, Shelley Goff, has signed the Form 10-K and, in future filings, Atlantica will indicate each capacity in which the officers of Atlantica are signing the report.

* * * * *

Attached as Exhibit A hereto is a letter signed by an authorized representative of Atlantica making the acknowledgements you requested in your letter.

Please call Michael Weinsier at (212) 837-6990 with any questions or comments regarding the foregoing.

Thank you for your consideration.

Very truly yours,

HUGHES HUBBARD & REED LLP

By: /s/ Matthew P. O’Donnell

      Matthew P. O’Donnell

Enclosure

cc:

Atlantica, Inc.

Alan D. Gordon

Michael Weinsier

EXHIBIT A

Reference is made to the Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on May 1, 2009 by Atlantica, Inc. (the “Company”).  The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing referred to above;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  August 12, 2009

ATLANTICA, INC.

By: /s/ Alan D. Gordon

     Name:  Alan D. Gordon

     Title:    President, Chief Executive Officer

                and Director